UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)

Under the Securities Exchange Act of 1934

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Marianne C. Sarrazin, Esq.

Goodwin Procter LLP

3 Embarcadero Center

San Francisco, CA 94111

Telephone: (415) 733-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 81684M 104	Page 2 of 8

SCHEDULE 13D

CUSIP No. 81684M 104
1. NAMES OF REPORTING PERSONS
WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A/ DTD 10/23/2006
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 641,991 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 641,991 shares
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,991 shares
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.38%*
14. TYPE OF REPORTING PERSON* OO

* Based upon an aggregate of 6,839,973 shares of the Issuer’s (as defined below) common stock outstanding as of October 28, 2022 as reported in the Issuer’s Form 10-Q Quarterly Report filed on November 4, 2022 (the “Quarterly Report”).

CUSIP No. 81684M 104	Page 3 of 8

CUSIP No. 81684M 104
1. NAMES OF REPORTING PERSONS
WILLIAM H.C. CHANG
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 883,499 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 883,499 shares
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,499 shares
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.91%*
14. TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 6,839,973 shares of the Issuer’s (as defined below) common stock outstanding as of October 28, 2022 as reported in the Quarterly Report.

CUSIP No. 81684M 104	Page 4 of 8

SCHEDULE 13D

CUSIP No. 81684M 104
1. NAMES OF REPORTING PERSONS
DIANA SHON CHANG
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 883,499 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 883,499 shares
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,499 shares
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.91%*
14. TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 6,839,973 shares of the Issuer’s (as defined below) common stock outstanding as of October 28, 2022 as reported in the Quarterly Report.

CUSIP No. 81684M 104	Page 5 of 8

SCHEDULE 13D

CUSIP No. 81684M 104
1. NAMES OF REPORTING PERSONS
CHANG 2020 DELAWARE LP
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 241,508 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 241,508 shares
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,508 shares
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.53%*
14. TYPE OF REPORTING PERSON* PN

* Based upon an aggregate of 6,839,973 shares of the Issuer’s (as defined below) common stock outstanding as of October 28, 2022 as reported in the Quarterly Report.

CUSIP No. 81684M 104	Page 6 of 8

Item 1. Security and Issuer

The equity securities covered by this Schedule 13D (Amendment No. 10) are shares of common stock, $0.001 par value, of Semler Scientific, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2340-2348 Walsh Avenue, Suite 2344, Santa Clara, CA 95051

Item 2. Identity and Background

This statement is filed jointly by William H.C. Chang, a U.S. citizen (“Mr. Chang”), Diana Shon Chang, a Canadian citizen (“Mrs. Chang”), the Chang Family Trust u/a/d dtd 10/23/2006, a California living revocable trust (the “Trust”) of which Mr. and Mrs. Chang are co-trustees, and Chang 2020 Delaware LP, a Delaware limited partnership (the “Partnership”) for which Mr. and Mrs. Chang are managing members of Chang 2020 GP LLC (the “LLC”), its general partner. Mr. Chang, Mrs. Chang, the Trust and the Partnership are hereinafter collectively referred to as, the “Reporting Persons.” The Reporting Persons’ business address is 520 El Camino Real, 9th Floor, San Mateo, CA 94402. Mr. Chang’s present principal occupation is serving as Chairman of Westlake Development Company and Chairman of Westlake International Group. Mrs. Chang’s present principal occupation is consultant.

The Reporting Persons have not during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

This Amendment is being filed to report the following transactions since the last Amendment: (i) the November 4, 2022 annuity payments to the Trust of (a) an aggregate of 59,877 shares from three separate grantor retained annuity trusts (“GRATs”) for which Mrs. Chang acts as sole trustee and (b) an aggregate of 59,877 shares from three separate GRATs for which Mr. Chang acts as sole trustee, and (ii) the November 4, 2022 distribution of 91,410 shares from the GRATS to trusts over which Mr. and Mrs. Chang do not exercise voting or dispositive power.

Item 5. Interest in Securities of the Issuer.

Following the transactions described above, the Trust is the beneficial owner of an aggregate of 641,991 shares of the Issuer’s common stock (approximately 9.38% based on 6,839,973 shares issued and outstanding on October 28, 2022). Of these shares, 173,445 are Mr. and Mrs. Chang’s community property, 234,273 are Mr. Chang’s separate property, and 234,273 are Mrs. Chang’s separate property. Mr. and Mrs. Chang share voting and investment control over the shares held by the Trust, as co-trustees of the Trust. Each of Mr. and Mrs. Chang is the beneficial owner of an aggregate of 883,499 shares of the Issuer’s common stock (approximately 12.91%), which for each represents (i) the 641,991 shares of the Issuer’s common stock (approximately 9.38%) held of record by the Trust and for which they share voting and investment control as co-trustees of the Trust, and (ii) 241,508 shares held by the Partnership (approximately 3.53%), for which Mr. and Mrs. Chang are the managing members of its general partner, the LLC, and may be deemed to share voting and investment control.

The Reporting Persons have not effected any other transactions in the Issuer’s common stock during the 60 days prior to the date of this Schedule 13D (Amendment No. 10).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

CUSIP No. 81684M 104	Page 7 of 8

Item 7. Materials to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

CUSIP No. 81684M 104	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2023

/s/ William H.C. Chang
William H.C. Chang

/s/ Diana Shon Chang
Diana Shon Chang

WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A DTD 10/23/2006

/s/ William H.C. Chang
William H.C. Chang, co-Trustee

/s/ Diana Shon Chang
Diana Shon Chang, co-Trustee

CHANG 2020 DELAWARE LP, A PARTNERSHIP

By:	CHANG 2020 GP LLC, its General Partner

By:	/s/ William H.C. Chang
William H.C. Chang, Managing Member

By:	/s/ Diana Shon Chang
Diana Shon Chang, Managing Member

EXHIBIT A

We, the undersigned, hereby express our agreement that the attached Schedule 13D, Amendment No. 10 is filed on behalf of each of us.

Dated: January 5, 2023

/s/ William H.C. Chang
William H.C. Chang

/s/ Diana Shon Chang
Diana Shon Chang

WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A DTD 10/23/2006

/s/ William H.C. Chang
William H.C. Chang, co-Trustee

/s/ Diana Shon Chang
Diana Shon Chang, co-Trustee

CHANG 2020 DELAWARE LP, A PARTNERSHIP

By:	CHANG 2020 GP LLC, its General Partner

By:	/s/ William H.C. Chang
William H.C. Chang, Managing Member

By:	/s/ Diana Shon Chang
Diana Shon Chang, Managing Member